Cycle Country Accessories Corp.

1701 38th Avenue West

Spencer, IA 51301

November 2, 2011

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn:  Max A. Webb

J. Nolan McWilliams

Re:          Information Statement on Schedule 14C

Originally Filed October 25, 2011

File No. 001-31715

Ladies and Gentlemen:

In connection with the above-referenced filing, the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cycle Country Accessories Corporation

By:	/s/ Robert Davis

Robert Davis
Chief Executive Officer